UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ZiLOG, Inc.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
989524301

(CUSIP Number)
James R. Jones
IXYS Corporation
1590 Buckeye Drive
Milpitas, California 95035-7418
408-457-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	989524301	Page	2	of	10

1	NAME OF REPORTING PERSON IXYS Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		848,256

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		848,256

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

848,256

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D

CUSIP No.	989524301	Page	3	of	10

1	NAME OF REPORTING PERSON Nathan Zommer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		5,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,900

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No.	989524301	Page	4	of	10

Item 1.	Security and Issuer
              This Schedule 13D relates to the common stock, par value $ 0.01 per share (the “Common Stock”), of ZiLOG, Inc., a Delaware corporation (the “Company”). The Schedule 13D is filed with respect to the shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”). The address of the principal executive office of the Company is 6800 Santa Teresa Boulevard, San Jose, California, 95119.

Item 2.	Identity and Background
              This Schedule 13D is being filed by IXYS Corporation, a Delaware corporation (“IXYS”), and Nathan Zommer, an individual (collectively with IXYS, the “Reporting Persons”).
              The principal business of IXYS is the design, development, manufacture and sale of semiconductors and related activities. The address of the principal business and principal office of IXYS is 1590 Buckeye Drive, Milpitas, California, 95035-7418.
              Nathan Zommer is Chairman of the Board, President and Chief Executive Officer of IXYS. The principal business occupation of Mr. Zommer is Chairman of the Board, President and Chief Executive Officer of IXYS. Mr. Zommer’s principal business address is 1590 Buckeye Drive, Milpitas, California, 95035-7418. Mr. Zommer is a U.S. citizen.
              The following individuals are directors or executive officers of IXYS:
              Donald L. Feucht is a Director of IXYS. His principal business occupation is Director of IXYS. Mr. Feucht’s principal business address is 1590 Buckeye Drive, Milpitas, California, 95035-7418. Mr. Feucht is a U.S. citizen.
              Samuel Kory is a Director of IXYS. His principal business occupation is Director of IXYS. Mr. Kory’s principal business address is 1590 Buckeye Drive, Milpitas, California, 95035-7418. Mr. Kory is a U.S. citizen.
              S. Joon Lee is a Director of IXYS. His principal business occupation is Director of IXYS. Mr. Lee’s principal business address is 1590 Buckeye Drive, Milpitas, California, 95035-7418. Mr. Lee is a U.S. citizen.
              Timothy A. Richardson is a Director of IXYS. His principal business occupation is Chief Financial Officer of Jupiter Foundation. The principal business of Jupiter Foundation is the development of technology solutions associated with the natural sciences. The principal business address of Mr. Richardson and of Jupiter Foundation is P.O. Box 2129, Santa Cruz, California 95063. Mr. Richardson is a U.S. citizen.
              James Thorburn is a Director of IXYS. His principal business occupation is consultant. His address is c/o IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035-7418. He is a citizen of the United Kingdom.

              Peter H. Ingram is President of European Operations of IXYS. His principal business occupation is President of European Operations of IXYS. Mr. Ingram’s principal business address is Edisonstrasse 15 D-6, 8623 Lampertheim, Germany. Mr. Ingram is a citizen of the United Kingdom.
              Uzi Sasson is Chief Operating Officer, Chief Financial Officer and Vice President of IXYS. His principal business occupation is Chief Operating Officer, Chief Financial Officer and Vice President of IXYS. Mr. Sasson’s principal business address is 1590 Buckeye Drive, Milpitas, California 95035. Mr. Sasson is a U.S. citizen.
              During the last five years, neither of the Reporting Persons nor any other person named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     IXYS has acquired an aggregate of 1,076,256 Shares in open market transactions on the Nasdaq Stock Market for an aggregate purchase amount of $3,012,827.55 including commissions. IXYS has sold an aggregate of 228,000 Shares in open market transactions on the NASDAQ Stock Market for an aggregate sale amount, net of commissions of $874,703.26. IXYS obtained the funds for its purchases from its working capital.
     Mr. Zommer paid an aggregate of $15,624.85, including commissions, for his 5,900 Shares, which were purchased in open market transactions on the Nasdaq Stock Market. Mr. Zommer used his personal funds for his purchases.

Item 4.	Purpose of the Transaction
              The Reporting Persons acquired the Shares in order to obtain an equity position in the Company. The Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein.
              The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional Shares, including in one or more transactions with the Company, in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise, and such transactions could result in IXYS beneficially owning a significantly larger portion of the equity in the Company, including possibly a majority or all of the ownership of the Company. The Reporting Persons may request representation on the Board of Directors of the Company. The Reporting Persons may propose such a transaction to the Company and may engage in conversations or negotiations with other stockholders and/or the Company concerning such opportunities. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things: applicable legal requirements and restrictions; the availability of

Shares for purchase and the price levels of such Shares; general market and economic conditions; on-going evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and, other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions.
              Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
              IXYS beneficially owns an aggregate of 848,256 Shares. IXYS is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by IXYS represent approximately 5.0% of the outstanding Shares.
              Mr. Zommer beneficially owns an aggregate of 5,900 Shares. Mr. Zommer is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by Mr. Zommer represent approximately 0.0% of the outstanding Shares.
              Mr. Thorburn beneficially owns an aggregate of 23,332 Shares. Mr. Thorburn is the record owner of all of such Shares and has the sole power to vote and dispose of all such Shares. The Shares held of record by Mr. Thorburn represent approximately 0.1% of the outstanding Shares. Mr. Thorburn expressly disclaims any membership in a group with the Reporting Persons with respect to such Shares or any of the Shares held by such Reporting Persons.
              The percentage ownership of Shares in this Schedule 13D is calculated based on 16,887,506 shares outstanding as of February 11, 2008, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 12, 2008.
              Schedule 1 attached hereto, which is incorporated herein by reference, sets forth the information required by Item 5(c) with respect to any transactions with respect to Shares effected by the Reporting Persons and any other person named in this Item 5 in the past 60 days.
              Except as described herein, none of the Reporting Persons or any other person named in this Item 5 has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
              None.

Item 7.	Material Exhibits to be Filed.
              Exhibit 1 – Joint Filing Agreement, dated as of March 6, 2008
[Signature Page Follows]

SIGNATURES
              After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2008	IXYS Corporation, a Delaware corporation

By:	/s/ Nathan Zommer Nathan Zommer, President

Dated: March 6, 2008

	By:	/s/ Nathan Zommer
Nathan Zommer
     KNOWN ALL MEN BY THESE PRESENTS that Nathan Zommer constitutes and appoints Uzi Sasson as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or any substitute or substitutes of such attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Dated: March 6, 2008

	By:	/s/ Nathan Zommer
Nathan Zommer

SCHEDULE 1
IXYS Corporation

Purchase	Shares	Unit			Purchase
Date	Bought	Price	Principal	Commission	Price
01/08/08	50,000	2.9134	145670	2,000.00	147,670.00
01/10/08	4,800	2.7052	12984.96	192.00	13,176.96
01/11/08	5,200	2.7271	14180.92	208.00	14,388.92
02/11/08	10,500	3.4084	35788.2	420.00	36,208.20
02/12/08	7,156	3.4314	24555.0984	286.24	24,841.34
02/13/08	5,500	3.400	18700	220.00	18,920.00
02/19/08	15,000	3.441	51619.5	600.00	52,219.50
02/22/08	5,400	3.410	18414	216.00	18,630.00
02/25/08	10,000	3.410	34097	400.00	34,497.00
02/26/08	7,200	3.40	24,480.00	288.00	24,768.00
TOTAL	120,756		380,489.68	4,830.24

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of ZiLOG, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this sixth day of March, 2008.

Dated: March 6, 2008	IXYS Corporation, a Delaware corporation

By:	/s/ Nathan Zommer Nathan Zommer, President

Dated: March 6, 2008

	By:	/s/ Nathan Zommer
Nathan Zommer